UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   ETN Acquisition Corp.
   c/o Eaton Corporation
   Eaton Center
   Cleveland, OH  44114
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   08/01/97
3. IRS or Social Security Number of Reporting Person (Voluntary)
   13-3954725
4. Issuer Name and Ticker or Trading Symbol
   Fusion Systems Corporation
   (NASDAQ:  FUSN)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) (2) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock, $.01 par value (1)           |6,921,380 shares      |D (3)           |                                               |
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___________________________________________________________________________________________________________________________________|

(1) Including the associated Preferred Share Purchase Rights issued pursuant to the Rights Agreement, dated as of September 8, 1994, as amended as of April 19, 1995 and June 30, 1997, between Fusion Systems Corporation (the "Company") and BankBoston, N.A. (formerly the First National Bank of Boston).

(2) Eaton Corporation, an Ohio corporation that owns 100% of the capital stock of ETN Acquisition Corp., has the contractual right to designate, subject to certain limitations, such number of directors of the Company, rounded up to the next whole number, as is equal to the product of
(a) the total number of directors and (b) the percentage of the outstanding shares owned by ETN Acquisition Corp. ("ETN"). ETN currently has not designated any directors.

(3) ETN acquired these shares pursuant to a tender offer (the "Tender Offer") for all outstanding shares of nonvoting Common Stock, $.01 par value, of the Company. The Tender Offer expired on August 1, 1997.

___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:




ETN ACQUISITION CORP.


    /s/  Gerald L. Gherlein          8/4/97
By:___________________________    _____________

   Name:    Gerald L. Gherlein    Date
   Title:   Vice President


   SIGNATURE OF REPORTING PERSON